Filed pursuant to Rule 424(b)(3)
File No. 333-179641

Grant Park Fund January 2013 Update
February 21, 2013

    Supplement dated February 21, 2013 to Prospectus dated April 30, 2012
Class	January ROR	YTD ROR	Net Asset Value	Net Asset Value per Unit
A	1.5%	1.5%	$34.3M	$1,234.30
B	1.4%	1.4%	$328.2M	$1,039.54
Legacy 1	1.7%	1.7%	$4.7M	$890.64
Legacy 2	1.6%	1.6%	$11.9M	$878.78
Global 1	1.7%	1.7%	$12.0M	$859.84
Global 2	1.7%	1.7%	$25.7M	$849.47
Global 3	1.5%	1.5%	$221.5M	$791.85
ALL PERFORMANCE REPORTED IS NET OF FEES AND EXPENSES

Investor Update
Investors will receive their Schedule K-1s (Form 1065) for the 2012 tax year in February.  This document contains a reconciliation of your Grant Park capital account and a summary of your portion of Grant Park’s taxable items necessary to prepare your federal income tax return.

Fund Changes
Effective February 1, 2013, Quantica Capital AG began trading on behalf of all classes of units of the Fund.  For additional information, a supplement to the prospectus dated January 1, 2013 has been filed and a copy is available on our website at: http://grantparkfunds.com/files/2013%20Performance/January%202013/GPF%20Prospectus%20Supplement%202013.01.01.pdf

Sector Commentary
Currencies:  The Japanese yen continued to depreciate as Prime Minister Abe announced plans to pursue aggressive monetary expansion.  In the process, the yen fell to a 30-month low against the U.S. dollar and a 21-month low against the euro.  Reports indicating increased economic confidence in the Eurozone also helped to push the euro to its highest point against the U.S. dollar since December 2011.

Energy:  Crude oil markets rallied over 6%, to a new four-month high following an unexpected drop in inventories.  Gasoline Blendstock markets also rose, driven higher by scheduled refinery maintenance in the Gulf of Mexico and constricted supplies in New York Harbor.

Equities:  The Japanese Nikkei 225 extended a 12-week winning streak and ended the month with a gain of nearly 7%.  A materially weaker yen and optimism for recovering export industries in Japan fostered investor confidence and drove the rally.  The S&P 500 Index passed 1,500 for the first time in five years as it gained over 5% in January.  Upward price action near month-end was driven by the release of better-than-expected earnings reports.

Fixed Income:  German Bund markets fell on news European banks plan to pay off €137 billion in bailout loans.  Strong demand at an Italian 5 and 10-year bond auction added to downward pressure on Bund markets.

Grains/Foods:  Corn and soybean prices rallied over 6% and 3% respectively due to speculative buying in reaction to the possibility of continued drought conditions in Argentina and Brazil.  In the foods markets, sugar prices fell in January because of stronger-than-expected global supply forecasts.

Metals:  Silver markets gained as investors sought to hedge against inflation and currency debasement as the U.S., China and Japan announced plans of sustained economic stimulus.  Base metals rallied towards the end of the month as investors began to speculate that the U.S. and China were going to release positive economic data in the beginning of February.

Sincerely,

David Kavanagh
President

Daily fund performance and weekly commentaries are available on our website at www.grantparkfunds.com.

PAST PERFORMANCE IS NOT INDICATIVE OF FUTURE RESULTS
FUTURES TRADING INVOLVES A HIGH DEGREE OF RISK AND IS NOT SUITABLE FOR ALL INVESTORS
THIS DOES NOT CONSTITUTE AN OFFER OF ANY SECURITY FOR SALE NOR SHALL THERE BE ANY SALE OF SECURITIES IN ANY JURISDICTION IN WHICH AN OFFER, SOLICITATION OR SALE WOULD BE UNLAWFUL PRIOR TO REGISTRATION OR QUALIFICATION UNDER THE SECURITIES LAWS OF ANY SUCH JURISDICTION OFFERING BY PROSPECTUS ONLY.

Account Statement
(Prepared from books without audit)
For the month ended January 31, 2013

STATEMENT OF INCOME
Trading Income (Loss)	Month to Date Total	Year to Date Total
Realized Trading Income (Loss)	-$3,173,008	-$3,173,008
Change In Unrealized Income (Loss)	16,862,187	16,862,187
Brokerage Commission	-253,093	-253,093
Exchange, Clearing Fee and NFA Charges	-22,608	-22,608
Other Trading Costs	-553,440	-553,440
Change in Accrued Commission	12,254	12,254
Net Trading Income (Loss)	12,872,292	12,872,292

Other Income	Month to Date Total	Year to Date Total
Interest, U.S. Obligations	$61,782	$61,782
Interest, Other	55,287	55,287
U.S. Government Securities Gain (Loss)	0	0
Dividend Income	0	0
Total Income (Loss)	12,989,361	12,989,361

Expenses	Month to Date Total	Year to Date Total
Management Fee	$0	$0
Incentive Fee	131,328	131,328
Operating Expenses	136,148	136,148
Organization and Offering Expenses	157,538	157,538
Brokerage Expenses	3,071,629	3,071,629
Dividend Expenses	0	0
Total Expenses	3,496,643	3,496,643

Net Income (Loss)	$9,492,718	$9,492,718

Statement of Changes in Net Asset Value	Month to Date Total	Year to Date Total
Beginning Balance	$636,740,049	$636,740,049
Additions	3,226,078	3,226,078
Net Income (Loss)	9,492,718	9,492,718
Redemptions	-11,189,442	-11,189,442
Balance at January 31, 2013	$638,269,403	$638,269,403

PERFORMANCE SUMMARY BY CLASS
Class	Net Asset Value per Unit	Units	Net Asset Value	ROR – Month to Date ROR – Year to Date
A	$1,234.295	27,767.02534	$34,272,702	1.47%	1.47%
B	$1,039.535	315,678.77919	$328,159,177	1.42%	1.42%
Legacy 1	$890.638	5,270.43902	$4,694,052	1.66%	1.66%
Legacy 2	$878.778	13,569.08937	$11,924,213	1.64%	1.64%
Global 1	$859.841	13,976.35133	$12,017,434	1.69%	1.69%
Global 2	$849.468	30,310.67715	$25,747,943	1.67%	1.67%
Global 3	$791.846	279,667.74689	$221,453,883	1.53%	1.53%

To the best of my knowledge and belief the information contained herein is accurate and complete.

__________________________________________________________
David Kavanagh, President
For Dearborn Capital Management, LLC
General Partner of Grant Park Futures Fund, Limited Partnership